# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Breeze Acquisition Corp. II, CIK 0002095443
CUSIP: G13227106
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 955 W. John Carpenter Fwy., Suite 100-929, Irving, Texas (TX), 75039
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0002095446
Persons authorized to receive notices and communications: Breeze Acquisition Corp. II, 955 W. John Carpenter Fwy., Suite 100-929, Irving, Texas (TX), 75039, (888) 273-9001

## Reporting persons
- Breeze Sponsor II, LLC (CIK 0002095446): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,248,919; sole dispositive power 0; shared dispositive power 5,248,919; aggregate amount beneficially owned 5,248,919 (26.6% of the class)
  Comment: (1) Consists of ordinary shares of the Issuer, $0.0001 par value ("Ordinary Shares"). These securities are held directly by Breeze Sponsor II, LLC (the "Sponsor") and indirectly by J. Douglas Ramsey, who is the managing member of the Sponsor. Mr. Ramsey disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
- J. Douglas Ramsey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 5,248,919; sole dispositive power 0; shared dispositive power 5,248,919; aggregate amount beneficially owned 5,248,919 (26.6% of the class)
  Comment: (1) Consists of ordinary shares of the Issuer, $0.0001 par value ("Ordinary Shares"). These securities are held directly by Breeze Sponsor II, LLC (the "Sponsor") and indirectly by J. Douglas Ramsey, who is the managing member of the Sponsor. Mr. Ramsey disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Breeze Acquisition Corp. II
Address of issuer's principal executive offices: 955 W. John Carpenter Fwy., Suite 100-929, Irving, Texas (TX), 75039

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Breeze Sponsor II, LLC (the "Sponsor") and J. Douglas Ramsey (together, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039.
Present principal occupation or employment: The Sponsor's sole business is to act as the Issuer's sponsor in connection with the Issuer's initial public offering (the "IPO"). Mr. Ramsey is the sole managing member of the Sponsor.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Mr. Ramsey is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $25,000 for the Founder Shares (as defined in Item 4) and $4,700,000 for the Private Units (as defined in Item 4).

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On September 4, 2025, pursuant to the terms of the Securities Subscription Agreement between the Sponsor and the Issuer, the Sponsor purchased 4,791,667 ordinary shares of the Issuer for an aggregate purchase price of $25,000 in cash, or approximately $0.00522 per share. On October 21, 2025, pursuant to the terms of the Amended and Restated Securities Subscription Agreement between the Sponsor and the Issuer, the Sponsor purchased an additional 259,009 ordinary shares of the Issuer for a total of 5,050,676 ordinary shares (the "Founder Shares") for no additional consideration. On May 14, 2026, the Sponsor transferred 35,000 Founder Shares to each of the director nominees, resulting in the Sponsor holding 4,910,676 Founder Shares. Because the underwriters did not exercise the over-allotment option in full, 131,757 Founder Shares of the Sponsor were forfeited for no consideration, resulting in the Sponsor holding 4,778,919 Founder Shares.

Private Units

On May 14, 2026 and May 15, 2026, as part of the private placement units purchase agreement dated May 12, 2026 (the "Private Placement Units Subscription Agreement"), the Sponsor purchased an aggregate of 470,000 private units (the "Private Units") from the Issuer for an aggregate purchase price of $4,700,000. Each Private Unit consists of one ordinary share and one right ("Private Rights"), each right entitles the holder thereof to receive one-fifth (1/5) of one ordinary share upon the consummation of our initial business combination, subject to adjustment.

The Private Units are identical to the Public Units. If the Private Units are held by holders other than the initial purchasers or their permitted transferees, then the Private Units will be redeemable by the Issuer and exercisable by the holders on the same basis as the Public Units. The Private Units will not be transferable, assignable or saleable until after the completion of the Issuer's initial business combination, except to permitted transferees.

Working Capital Loans

The Sponsor or the Issuer's officers, directors or initial stockholders, or their respective affiliates, may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer's initial Business Combination, without interest, or, at the lender's discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit ("Working Capital Units"). The Working Capital Units, if any, would be identical to the Private Units. The terms of such loans, if any, have not been determined.

Rights Agreement

The Rights are governed by the terms of the Share Rights Agreement, dated as of May 12, 2026 (the "Rights Agreement"), between the Issuer and Continental Stock Transfer & Trust Company ("Continental"), as rights agent. Each Right entitles the registered holder to receive one-fifth (1/5) of one ordinary share, subject to adjustment as described therein, at any time commencing upon the Issuer's consummation of an initial business combination.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of May 12, 2026 (the "Registration Rights Agreement"), among the Issuer, the Sponsor, and certain other security holders, the holders of the Founder Shares, the Private Units (and underlying securities) and any Working Capital Units (and underlying securities), including any securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the "Registrable Securities"), including the Sponsor, are entitled to make up to three demands that the Issuer register such securities. In addition, the holders of the Registrable Securities, including the Sponsor, have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the Issuer's consummation of a Business Combination.

Letter Agreement

On May 12, 2026, the Issuer entered into a letter agreement (the "Letter Agreement") with the Reporting Person and the other parties thereto (collectively, the "Insiders"). Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer: (i) that they will not propose, or vote in favor of, any amendment to the Issuer's amended and restated memorandum and articles of association ("MAA") (A) to modify the substance or timing of the Issuer's obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to shareholders' rights or pre-initial Business Combination activity, unless the Issuer provides public shareholders with the opportunity to convert their shares upon the approval of any such amendment; (ii) that if the Issuer solicits approval of its shareholders of a Business Combination, the Insiders will vote all ordinary shares beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and (iii) to waive any right to exercise redemption rights with respect to any ordinary shares owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Issuer in a tender offer in connection with such a Business Combination) or any amendment to the Issuer's MAA prior thereto.

The foregoing summary of certain terms of the Private Placement Units Subscription Agreement, the Share Rights Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-4 to this Schedule 13D.

Except as set forth herein, neither of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Reporting Persons' investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Units, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the Reporting Persons' investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units or selling some or all of their Units and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 5,248,919 ordinary shares, in each case directly held by the Reporting Person, representing approximately 26.6% of the outstanding shares. This does not include 470,000 shares underlying the private placement rights because the private placement rights are not convertible into ordinary shares within the following 60 days.

The aggregate percentage of ordinary shares beneficially owned by the Reporting Persons is calculated based upon 19,738,919 ordinary shares outstanding, which consists of 14,000,000 shares included in the public units, 4,918,919 founder shares, 350,000 representative shares and 470,000 ordinary shares included in the private placement units, as reported by the Issuer in its Form S-1 file number 333-291575.

By virtue of his control of the Sponsor, Mr. Ramsey has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the ordinary shares beneficially owned by the Sponsor.
Number of shares as to which each person has sole or shared power to vote or dispose:
As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 5,248,919 ordinary shares, in each case directly held by the Reporting Person, representing approximately 26.6% of the outstanding shares. This does not include 470,000 shares underlying the private placement rights because the private placement rights are not convertible into ordinary shares within the following 60 days.

The aggregate percentage of ordinary shares beneficially owned by the Reporting Persons is calculated based upon 19,738,919 ordinary shares outstanding, which consists of 14,000,000 shares included in the public units, 4,918,919 founder shares, 350,000 representative shares and 470,000 ordinary shares included in the private placement units, as reported by the Issuer in its Form S-1 file number 333-291575.

By virtue of his control of the Sponsor, Mr. Ramsey has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the ordinary shares beneficially owned by the Sponsor.
Transactions in the class effected during the past sixty days: Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the ordinary shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Private Placement Units Subscription Agreement, dated May 12, 2026, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 15, 2026).

2 Share Rights Agreement, dated May 12, 2026, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 15, 2026).

3 Registration Rights Agreement, dated May 12, 2026, between the Issuer and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 15, 2026).

4 Letter Agreement, dated May 12, 2026, by and among the Issuer, the Sponsor, IB Capital, LLC, and each of the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 15, 2026).

## Signatures
- Breeze Sponsor II, LLC: /s/ J. Douglas Ramsey, J. Douglas Ramsey/Managing Member (05/20/2026)
- J. Douglas Ramsey: /s/ J. Douglas Ramsey, J. Douglas Ramsey (05/20/2026)